UNIONIZED EMPLOYEES AT NORTHGATE’S KEMESS MINE TURN DOWN TENTATIVE
COLLECTIVE AGREEMENT - PRODUCTION CONTINUES UNAFFECTED

VANCOUVER, March 4, 2008 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) announced today that it has received notification from the International Union of Operating Engineers Local 115 (the "Union") that the unionized employees at the Kemess mine voted to turn down the recently negotiated tentative collective agreement. The Union’s bargaining committee had unanimously recommended ratification of the agreement to its membership. Further discussions with the assistance of a mediator are scheduled to begin within the next week. All operations at the site continue to run normally, with no disruption to scheduled production.

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NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting steady production growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates, impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, and success of exploration activities and permitting time lines; In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate’s Annual Information Form for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" in Northgate’s 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

For further information, please contact:

Ms. Keren R. Yun
Investor Relations
Tel: 416-216-2781 Email: ngx@northgateminerals.com Website: www.northgateminerals.com